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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

CM

SEC FILE NUMBER
8- 66578

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Charles River Brokerage

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7 New England Executive Park
(No. and Street)

Burlington (City) MA (State) 01803 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stephen L. Schardin, Managing Director - President (781) 425-6403
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name – *if individual, state last, first, middle name*)

226 Causeway Street (Address) Boston (City) MA (State) 02114 (Zip Code)



SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR - 1 2010
BRANCH OF REGISTRATIONS AND EXAMINATIONS
03

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/17/2010

OATH OR AFFIRMATION

I, Stephen L. Schardin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Charles River Brokerage, LLC, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Director - President

Title

Notary Public

SEC
Mail Processing
Section

MAR 01 2010

Washington, DC
120

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

The Commonwealth of Massachusetts

On this 21st day of February 2010, before me, the undersigned notary public, personally appeared Stephen Schardin proved to me through satisfactory evidence of identification, which were personally known to be the person whose name is signed on the preceding or attached document and acknowledged to me that he/she signed it voluntarily for its stated purpose.

DEBRA L. FLETCHER, Notary Public
My Commission Expires August 12, 2016

Report Pursuant to 17a-5(d) and Supplementary Information and Report of Independent Registered Public Accounting Firm

Charles River Brokerage, LLC

December 31, 2009

Confidential Treatment of these Financial Statements and Schedules Pursuant to Subparagraph (d)(3) of Rule 17a-5

Contents

	Page
Report of Independent Registered Public Accounting Firm	3
Statement of Financial Condition	4
Statement of Operations	5
Statement of Changes in Member's Equity	6
Statement of Cash Flows	7
Notes to Financial Statements	8
Supplementary Information	
Schedule I – Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission	15
Schedule II – Computation for Determination of Reserve Requirement Under Rule 15c3-3 of the Securities and Exchange Commission	16



Audit • Tax • Advisory
Grant Thornton LLP
226 Causeway Street, 6th Floor
Boston, MA 02114-2155

T 617.723.7900
F 617.723.3640
www.GrantThornton.com

Report of Independent Registered Public Accounting Firm

Managing Member
Charles River Brokerage, LLC

We have audited the accompanying statement of financial condition of Charles River Brokerage, LLC, (the "Company") as of December 31, 2009, and the related statement of operations, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Charles River Brokerage, LLC as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As discussed in Note A to the financial statements, the Company receives significant support from the Member under a Service Agreement dated April 1, 2004, as amended on April 1, 2009. The accompanying financial statements may not necessarily be indicative of the financial condition or the results of operations of the Company that would have existed if the Company had operated as an unaffiliated company.

Grant Thornton LLP

Boston, MA
February 25, 2010

CHARLES RIVER BROKERAGE, LLC
Statement of Financial Condition
December 31, 2009

ASSETS

CURRENT ASSETS:	
Cash and cash equivalents	$ 11,074,485
Marketable security	3,964
Accounts receivable, net of allowance of $49,614	505,378
Revenue earned, not yet billed	518,355
Prepaid expenses and other assets	137,264
Cash deposit with clearing broker	250,000
Fixed assets at cost, less accumulated depreciation of $65,822	293,682
Total assets	$ 12,783,128

LIABILITIES AND MEMBER'S EQUITY

CURRENT LIABILITIES:	
Accounts payable and accrued expenses	505,522
Due to member	763,777
Other liabilities	141,783
Total liabilities	1,411,082
Member's equity	11,372,046
Total liabilities and member's equity	$ 12,783,128

The accompanying notes are an integral part of these financial statements.

CHARLES RIVER BROKERAGE, LLC
Statement of Operations
For the year ended December 31, 2009

Revenue - Commission	$ 9,003,112
Change in unrealized loss on marketable security	(978)
Interest income	14,562
Total revenue	9,016,696
Expenses:	
Employee compensation and benefits	2,111,055
Service fees to member	924,081
Communications and data processing	487,776
Other expenses	334,173
Exchange and clearance fees	136,825
Occupancy expenses (including $15,903 paid to member)	110,517
Professional fees	79,347
Total expenses	4,183,774
Net income	$ 4,832,922

The accompanying notes are an integral part of these finanical statements.

CHARLES RIVER BROKERAGE, LLC
Statement of Changes in Member's Equity
For the year ended December 31, 2009

Balance at Decmeber 31, 2008	$ 12,939,124
Net income	4,832,922
Distribution to member	(6,400,000)
Balance at December 31, 2009	$ 11,372,046

The accompanying notes are an integral part of these finanical statements.

CHARLES RIVER BROKERAGE, LLC
Statement of Cash Flows
For the year ended December 31, 2009

Cash flows from operating activities:	
Net income	$ 4,832,922
Adjustments to reconcile net income to net cash provided by operating activities:	
Non-cash deferred compensation expense	203,360
Depreciation	57,096
Change in unrealized loss on marketable security	978
Changes in operating assets and liabilities:	
Accounts receivable	537,140
Revenue earned, not yet billed	144,321
Prepaid expenses and other assets	(124,584)
Due from/to member	601,138
Accounts payable and accrued expenses	337,277
Other Liabilities	141,783
Net cash provided by operating activities	6,731,431
Cash flows used in investing activity:	
Purchase of equipment	(337,347)
Cash flows used in financing activity:	
Member distribution	(6,400,000)
Net decrease in cash and cash equivalents	(5,916)
Cash and cash equivalents, beginning of year	11,080,401
Cash and cash equivalents, end of year	$ 11,074,485

The accompanying notes are an integral part of these finanical statements.

NOTE A - ORGANIZATION AND NATURE OF BUSINESS

Charles River Brokerage, LLC (the "Company") was organized as a single member limited liability company ("SMLLC") under the laws of the Commonwealth of Massachusetts on March 25, 2004. The Company is a wholly-owned subsidiary of Charles River Systems, Inc. (the "Member") and operates under the terms of a Single Member Operating Agreement dated April 1, 2004 and amended on April 1, 2009. Under this form of organization, the Member's liability for the debts of the Company is limited. The Company commenced operations on November 3, 2004 ("Inception").

The Company is registered as a broker-dealer in securities under the Securities and Exchange Act of 1934 ("Act") and is a non-clearing member of the Financial Industry Regulatory Authority. The Company does not carry customer accounts and is accordingly exempt from Rule 15c3-3 (the "Customer Protection Rule") of the Securities and Exchange Act of 1934 (the "Act") pursuant to Section (k)(2)(ii) of the Customer Protection Rule. The Company enters into Interface Testing and Maintenance Agreements ("ITMA") with other broker dealers, whereby the company receives commissions on certain trades executed by such broker dealers.

Additionally, the Company can act as a soft-dollar broker-dealer for institutions making soft dollar payments under the Safe Harbor provision of Section 28(e) of the Securities Exchange Act of 1934 for research and brokerage services relating to, but not limited to, the Investment Management Systems ("IMS") provided by the Member. However, the Company has not earned any revenue acting as a soft-dollar broker since inception.

The Company receives significant support from the Member. The Member provides office space, information technology support and accounting and other back-office services under a Service Agreement dated April 1, 2004 (the "Service Agreement") as described in Note D to the financial statements. The Member also remits payment for expenses incurred by the Company in the normal course of business. At December 31, 2009, the Company owed the Member $763,777 related to the support activity.

The accompanying financial statements have been prepared from the separate records maintained by the Company's Member and may not necessarily be indicative of the financial condition or the results of operations of the Company that would have existed if the Company had operated as an unaffiliated company.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalent

For purposes of the statement of financial condition and statement of cash flows, the Company considers all highly liquid investments purchased with an original maturity of ninety days or less to be cash equivalents. Included in cash and cash equivalents at December 31, 2009 is $9,426,226 invested in U.S. Treasury obligations money market funds.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – Continued

Fair Value Measurement

Fair value measurements and disclosures establishes a valuation hierarchy for disclosure of the inputs to valuation used to measure fair value. This hierarchy prioritizes the inputs into three broad levels as follows:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities.
- Level 2 inputs are quoted prices for similar assets and liabilities in active markets or inputs that are observable for the asset or liability, either directly or indirectly through market corroboration, for substantially the full term of the financial instrument.
- Level 3 inputs are unobservable inputs based on our own assumptions used to measure assets and liabilities at fair value. A financial asset or liability's classification within the hierarchy is determined based on the lowest level input that is significant to the fair value measurement.

Cash equivalents represent money market mutual funds.

Our marketable security consists of an investment in a single stock and is classified as a trading security, which is recorded at fair value.

The following tables represent the Company's fair value hierarchy for its marketable security and cash equivalents as of December 31, 2009.

Valuation Inputs		Marketable Security	Cash Equivalent
Level 1 - Quoted Prices	$	3,964	9,426,226
Level 2 - Other Significant Observable Inputs			
Level 3 - Significant Unobservable Inputs			
Total	$	3,964	9,426,226

Cash Deposit with Clearing Broker

The Company has a $250,000 deposit with its clearing broker as further described in Note E.

Accounts Receivable

Accounts receivable are derived from fees to customers under the Company's ITMAs. The Company provides credit in the normal course of business, primarily to large financial services companies and to smaller broker-dealers. The Company does not require collateral or other security. The Company maintains reserves for potential credit losses when necessary.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Fixed Assets

Fixed assets are stated at cost. Depreciation and amortization are provided using the straight-line method over the estimated economic lives of assets as follows:

	Estimated Life (Years)
Computer software and hardware	3
Telecommunications equipment	5
Furniture, fixtures and equipment	10
Leasehold improvements	Shorter of expected life or term of lease

Expenditures for additions, renewals and betterment of property and equipment are capitalized. Expenditures for repairs and maintenance are charged to expense as incurred. As assets are retired or sold, the related cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is included in the results of operations.

Revenue

Revenue consists of amounts earned for services performed under the company's ITMAs. These amounts are recognized when the underlying transaction is completed under the terms of such engagements.

Income Taxes

As an SMLLC, the Company is treated as a disregarded entity (i.e. branch) for federal and state tax purposes. Any taxes imposed on the income of the SMLLC are either borne by the Member or its shareholder on its related tax return.

In January 2009, the Company adopted and implemented Generally Accepted Accounting Principles (GAAP) guidance pertaining to Accounting for Uncertainty in Income taxes for its annual financial statements for year ending December 31, 2009. The company evaluated its uncertain tax positions as of January 1, 2009, and concluded that it had no significant uncertain tax positions for which it is not reasonably possible that the amounts of unrecognized tax benefits will significantly change in the next twelve months. As such, no differences have been recognized and no significant adjustments are expected in the next twelve months. The Company's tax years beginning 2006 to 2009 remain subject to examination by the taxing authorities. The Company would include interest and penalties, if applicable.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America ("US GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statement. Actual results could vary from these amounts. The Company's significant estimates include the recoverability of its accounts receivable and revenue earned, not yet billed as well as the valuation of the Member's stock used in determining the deferred compensation expense.

NOTE C - FIXED ASSETS

Fixed assets are carried at cost less accumulated depreciation and depreciated using the straight-line method over the estimated economic life of the asset. Expenditures for maintenance and repairs are recognized as expenses in the statement of operations when incurred, while additions and improvements are capitalized

Fixed assets consisted of the following at December 31, 2009:

Furniture and fixtures	$ 41,526
Computer hardware	110,466
Office equipment	1,218
Telecommunications equipment	12,730
Leasehold improvements	150,706
Computer software	42,858
	359,504
Less: accumulated depreciation and amortization	(65,822)
	$ 293,682

Depreciation expense for the year ended December 31, 2009, was $57,096.

NOTE D - RELATED-PARTY TRANSACTIONS

The Company entered into the Service Agreement with the Member to facilitate the equitable allocation of shared expenses on a pro-rata basis as well as certain direct expenses incurred by the Member on behalf of the Company. For the year ended December 31, 2009 under the terms of the Service Agreement, network support services fees of $545,804, fees for accounting, in-house legal, marketing, human resources and payroll services of $378,277 and occupancy expenses of $15,903 were allocated by the Member to the Company and are included in the statement of operations. The Company also participates in the Member's 401(k) benefit plan. The Member has a defined contribution plan (Internal Revenue Code Section 401(k) plan) covering substantially all employees of the Company. The Member matches a portion of the participant's voluntary contributions.

Asset Purchase Agreement

The Company entered into an asset purchase agreement with the Member in July 2009. The agreement provided for the purchase of certain software and systems with all applicable rights and trademarks by the Company from the Member. The agreement also provides for the Company to receive a perpetual, irrevocable, royalty free license to use certain software owned by the Member as well as the Company indemnifying the Member for any claims related to the purchased software and systems. The purchase price was $6,400,000 which was paid in full to the Member during 2009. Transfer of assets from controlled or controlling related parties generally should not be recorded by the transferee at a stepped-up value and are recorded at their carryover basis. Amounts paid by the transferee in excess of the carryover basis are recorded as a transfer of equity. Accordingly, the payment was accounted for as a distribution to Member and recorded as a reduction in Member equity in the financial statements.

NOTE D - RELATED-PARTY TRANSACTIONS - Continued

Deferred Compensation Awards

The Member provides awards to employees of the Company which are granted under the Charles River Systems, Inc. Phantom Stock Unit Plan. These awards are accounted for as liability type awards. Under the liability method, compensation expense is recorded at each reporting period based on the estimated fair value, as determined by the Board of Directors of the Member, of the vested portion of stock options or Phantom Units less the exercise value. The Company's compensation expense related to the Phantom units was $203,360 in 2009. The related liability is recorded as Due to Member in the financial statements. The plan is be administered by the Board of Directors of the Member including the determination of the number of units to be awarded under the plan. Units awarded under the plan are subject to vesting requirements and certain triggering events.

NOTE E - COMMITMENTS AND CONTINGENT LIABILITIES

The Company has a clearing agreement with a clearing broker-dealer. The agreement provides for monthly payments to the broker-dealer of $10,000 beginning December 2008 and thereafter. Additionally, the Company paid $250,000 to the broker-dealer as a deposit in July 2008 as provided for in the agreement in anticipation of larger trading volumes with the broker-dealer.

Leases

The Company conducts its operations in office facilities leased as a co-tenant with the member through February 2014. The lease contains escalation clauses which increase the rent over time. The result of these increases is reflected in the rent payments below. The Company had rent expense of $64,375 under this lease and an additional $15,903 in rent paid to the Member. At December 31, 2009, minimum annual rental commitments under non-cancelable leases were as follows:

Fiscal Year	
2010	$ 133,360
2011	138,265
2012	143,172
2013	146,620
2014	36,795
	$ 598,212

The lease agreement includes rent escalation and landlord allowances which are accounted for on a straight line basis. The net effect of the straight line expense recognition is a deferred liability of $175,126 at December 31, 2009.

NOTE F - CONCENTRATIONS OF CREDIT RISK

As of December 31, 2009, four customers accounted for 64% of the Company's accounts receivable, two customers accounted for 25% of the Company's revenue earned, not yet billed and two customers accounted for 26% of the Company's revenue.

During the year ended 2009, the Company maintained 100% of its U.S. demand deposit accounts and money market accounts with a bank. During the year, these accounts had balances in excess of federal insured limits. The Company has not experienced any losses in these accounts.

Additionally, the U.S. Treasury money market funds are subject to market risks.

NOTE G - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the percentage of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2009, the Company had net capital of $10,695,482 which was $10,601,410 in excess of its minimum net capital required of $94,072. The Company's ratio of aggregate indebtedness to net capital as of December 31, 2009 was .13 to 1.

Proprietary accounts held at the Clearing Broker ("PAIB assets") are considered allowable assets in the computation of net capital pursuant to an agreement between the Company and the Clearing Broker which requires, among other things, that the Clearing Broker perform a computation of PAIB assets similar to the customer reserve computation set forth in Rule 15c3-3.

NOTE H - SUBSEQUENT EVENTS

The Company evaluated events occurring between the end of our fiscal year, December 31, 2009 and February 25, 2010 when the financial statements were issued.

SUPPLEMENTARY INFORMATION

SCHEDULE I

CHARLES RIVER BROKERAGE, LLC
Computation of Net Capital Pursuant to Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2009

Net capital	
Member's equity per statement of financial condition	$ 11,372,046
Deductions:	
Non-allowable assets	
Accounts receivable	21,150
Revenue earned, not yet billed	35,450
Equipment	293,683
Prepaid expenses and other assets	137,161
	487,444
Net capital before haircuts on securities positions (tentative net capital)	10,884,602
Haircuts on securities	
Money market fund	188,525
Marketable security	595
	189,120
Net capital	$ 10,695,482
Computation of basic net capital requirement	
Minimum net capital required - the greater of $5,000 or 6 2/3% of aggregate indebtedness	$ 94,072
Excess net capital	$ 10,601,410
Total aggregate indebtedness	$ 1,411,082
Ratio: Aggregate indebtedness to net capital	.13 to 1

There are no material differences between this computation and the amended computation filed by the Company on SEC Form X-17A-5 Part IIA as of December 31, 2009 on February 23, 2010

CHARLES RIVER BROKERAGE, LLC
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENT
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2009

The Company is exempt from the provision of Rule 15c3-3 as of December 31, 2009 under the Securities and Exchange Act of 1934 under the paragraph (k)(2)(ii) of that rule, in that the Company's activities are limited to those set forth in the conditions for exemption.